

Mail Stop 3030

June 8, 2010

Ronald D. Kropp
Chief Financial Officer
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026-1215

   Re: **Illinois Tool Works Inc.**
      Form 10-K for the Fiscal Year ended December 31, 2009
      Filed February 26, 2010
      File No. 001-04797

Dear Mr. Kropp:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Jeff Jaramillo
         Accounting Branch Chief